June 21, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:	Rufus Decker, Accounting Branch Chief

Lisa Etheredge, Staff Accountant

Re:	Textainer Group Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012 (the “2011 Form 20-F”)

File No. 1-33725

Ladies and Gentlemen:

Textainer Group Holdings Limited (“we” or “the Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated June 11, 2012, relating to the above-referenced filing.

All notices and orders regarding this letter should be sent to:

Textainer Group Holdings Limited

c/o Textainer Equipment Management (U.S.) Limited

Attention: Hilliard C. Terry, III

650 California Street, 16th floor

San Francisco, CA 94108

Phone: (415) 658-8214

Fax: (415) 434-0599

Email: hct@textainer.com

For the Staff’s convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

June 21, 2012

Form 20-F for the Year Ended December 31, 2011

Item 15. Controls and Procedures, page 98

A.	Disclosure controls and Procedures, page 98

1.	We note your response to comment seven from our letter dated May 16, 2012 and await the filing of your Form 20-F/A which should include updated certifications that refer to the Form 20-F/A.

Company Response to Staff Comment No. 1:

The Company is prepared to file the Form 20-F/A for 2011 with corrected disclosure controls and procedures certifications. As noted in our response to Comment No. 2, pending consent from the Staff, the Company is prepared to include in this Form 20-F/A an exhibit containing a copy of the March 26, 2012 amendment of the TW credit facility that cured the previously disclosed covenant violations.

Audited Consolidated Financial Statements

Note 11 – Revolving Credit Facilities, Bonds Payable, and Secured Debt Facility, and Derivative Instruments, page F-30

2.	We note your response to comment 11 from our letter dated May 16, 2012 in which you indicate that the resolution of the covenant violation was disclosed in your first quarter Form 6-K filed on May 11, 2012. We see disclosure on pages 21 and 37 of the Form 6-K indicating that you were in compliance with the TW credit facility. However we do not see where you have disclosed the nature of the original covenant and related violations, the circumstances under which a waiver was granted, or an explanation about how your covenants were amended to bring you back into compliance as of March 31, 2012. Please tell us where this information was disclosed in your May 11, 2012 Form 6-K or amend your Form 6-K to provide this information.

Company Response to Staff Comment No. 2:

As noted in the Company’s response to prior Comments No. 10 and 11, TW is a new Company joint venture with Wells Fargo that is in its startup phase and is fairly limited in size. The TW credit agreement was entered into with Wells Fargo in August 2011 when TW was formed.

As noted on page F-31 of the 2011 Form 20-F, as of December 31, 2011, TW only had approximately $8 million of borrowings and $10 million of assets (for comparison, the Form 20-F notes that Textainer Group Holdings Limited’s consolidated total assets were approximately $2.3 billion and total liabilities were approximately $1.6 billion as of December 31, 2011).

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

June 21, 2012

As noted in prior Comment No. 11, waivers for the covenant violations were provided on January 9, 2012 and on March 26, 2012 an amendment to the TW credit facility was entered into to revise the covenants.

While the May 11, 2012 6-K disclosed the compliance with the TW credit facility covenants as of March 31, 2012, the Company acknowledges that this 6-K did not provide disclosure regarding the nature of the prior covenant violations, the waiver or the amendment to the TW credit facility. Given the limited size of TW relative to the size of the Company’s overall balance sheet, and the rapid and favorable resolution of the covenant violation and TW credit facility amendment, the Company did not believe that additional disclosure was warranted in the May 11, 2012 Form 6-K. In light of the Staff’s concern about disclosure of the matter, if acceptable to the Staff, the Company is prepared to file as an exhibit to the Form 20-F/A being prepared in response to Comment No. 1, an exhibit containing the TW credit facility amendment.

* * * * *

As requested by the Staff, in connection with the Company’s responses, the Company acknowledges that—

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (+1.415.658.8214) or hct@textainer.com. In addition, we respectfully request that you provide an electronic (“e-mail”) copy of any additional comments you may have to my attention. Thank you for your assistance.

Very truly yours,

TEXTAINER GROUP HOLDINGS LIMITED

/s/ HILLIARD C. TERRY, III
Hilliard C. Terry, III
Executive Vice President and
Chief Financial Officer